Securities and Exchange Commission Washington, D.C. 20549
In the Matter of Daxor Corporation 107 Meco Lane Oak Ridge, TN File No. 811-22684
Amendment No. 2 Application Pursuant to Section 8(f) of The Investment Company Act of 1940 for an Order Declaring That Applicant has Ceased to be an Investment Company

Communications regarding this Application
should be addressed to:

Robert J. Michel
Chief Financial Officer
Daxor Corporation
107 Meco Lane
Oak Ridge, TN
(212) 330 - 8504

with a copy to:

Peter D. Fetzer
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202
(414) 297-5596

I. NATURE OF RELIEF SOUGHT BY APPLICANT
Daxor Corporation (“Applicant”) seeks an order pursuant to Section 8(f) of the Investment Company Act of 1940, as amended (the “Act”), declaring that Applicant has ceased to be an investment company under the Act. As of December 31, 2025, Applicant held no investment securities, and that remained true as of the filing date of this amended Application. Accordingly, as of the filing date of this amended Application, zero percent (0%) of the value of Applicant’s total assets on an unconsolidated basis consisted of investment securities. Applicant is engaged primarily, and holds itself out, as a radiopharmaceutical company and medical device manufacturer selling Volumex Test Kits used with its BVA Companion Analyzer. Applicant reasonably anticipates that it will continue to hold no investment securities in the future, as it will hold funds pending use in its operating business in cash items or Government securities.
II. BACKGROUND
Applicant is currently an internally-managed, closed-end investment company registered under the Act.  Applicant was originally incorporated in New York State as Iatric Corporation in May 1971 for cryobanking services and discontinued these services through its wholly-owned subsidiary, Scientific Medical Systems in 2017.  In October 1971, the name Iatric Corporation was changed to Idant Corporation.  In May 1973, the name Idant Corporation was changed to Daxor Corporation.  Applicant is a corporation duly qualified and in good standing in the state of New York.
Applicant is a radiopharmaceutical company and medical device manufacturer selling Volumex Test Kits used with its BVA Companion Analyzer. While the company is not engaged in the business of investing, reinvesting, owning, holding or trading in securities, in the past the company was dependent upon earnings from its investment portfolio to fund operations, and was required to register as a closed-end investment company under the Act.  Specifically, on March 30, 2012, the company filed a Form N-8A with the Securities and Exchange Commission (the “Commission”) to register as a closed-end management investment company under the Act.  Applicant’s fiscal/taxable year ends December 31.
Applicant’s common stock has continuously been traded since its initial public offering. Specifically, the company’s common stock is traded on Nasdaq under the symbol DXR. As of May 19, 2025, the company’s authorized securities consisted of 10,000,000 shares of common stock.  Applicant does not have any other securities outstanding.
Applicant is, and will remain, subject to the reporting requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is currently registered under the Exchange Act. Following deregistration as an investment company under the Act, Applicant will continue to file periodic and current reports with the Commission under the Exchange Act, including reports on Forms 10‑K, 10‑Q and 8‑K, as an operating company.
Applicant is no longer dependent upon earnings from its investment portfolio to fund operations, and Applicant is and holds itself out as a radiopharmaceutical company and medical device manufacturer selling Volumex Test Kits used with its BVA Companion Analyzer.  Thus, Applicant believes that it no longer qualifies as an “investment company” within the meaning of the Act. In addition, as of December 31, 2025, Applicant held no investment securities, and Applicant continued to hold no investment securities as of the filing date of this amended Application. Applicant reasonably anticipates that this will remain the case in the future, as it will hold funds pending use in its operating business in cash items or Government securities.

Applicant is not currently a party to any litigation or administrative proceeding and has timely complied with its obligations to file annual and other reports with the Commission.
III. ACTION REGARDING DEREGISTRATION
A. Historical Development
As discussed above, Applicant was originally incorporated in New York State as Iatric Corporation in May 1971 for cryobanking services and discontinued these services through its wholly-owned subsidiary, Scientific Medical Systems in 2017. In October 1971, the name Iatric Corporation was changed to Idant Corporation. In May 1973, the name Idant Corporation was changed to Daxor Corporation.
Applicant is a radiopharmaceutical company and medical device manufacturer selling Volumex Test Kits used with its BVA Companion Analyzer. For the past 21 years, the company’s major focus has been the creation, development, manufacture and commercialization of the BVA-100® Blood Volume Analyzer, an instrument that rapidly and accurately measures human blood volume. This instrument is used in conjunction with Volumex®, a single-use radiopharmaceutical diagnostic injection and collection kit. The company also owns the Daxor Oak Ridge Operations facility in Oak Ridge, Tennessee, which manufactures, tests, and develops next-generation models of the BVA Analyzer. In August 2025, the Food and Drug Administration (“FDA”) cleared the next-generation BVA device for commercialization.
Although Applicant has not historically held itself out as being engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities, for a period of time Applicant maintained an investment portfolio for the purpose of preserving capital and generating income to support its product development activities and operations during years in which its operating business incurred losses. During that period, Applicant invested principally in equity securities, including utility stocks that management regarded as comparatively conservative income-producing investments, and also engaged in options transactions that management believed would offset or hedge movements in its equity holdings. Investment income and realized gains from such holdings contributed materially to Applicant’s ability to fund research and development and continue the advancement of its blood volume diagnostic products. In certain years, Applicant also paid dividends funded from investment portfolio returns, in part due to tax considerations arising from Applicant’s status as a personal holding company for U.S. federal income tax purposes. Although those investment activities were significant to Applicant’s historical financing and liquidity, they were undertaken as a means of supporting Applicant’s operating business, rather than as a separate business objective.
So, while the company is not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities, in the past the company was dependent upon earnings from its investment portfolio to fund operations, and was required to register as a closed-end investment company under the Act. Specifically, on March 30, 2012, the company filed a Form N-8A with the Commission to register as a closed-end management investment company under the Act.
Over time, Applicant’s business operations, assets, management focus and sources of income have become increasingly concentrated in its radiopharmaceutical and medical device manufacturing business. As discussed elsewhere in this Application, Applicant is no longer dependent upon earnings from an investment portfolio to fund operations, has divested its investment securities and, as of December 31, 2025, held no investment securities.

B. Public Representations of Policy
Applicant has consistently represented that it is primarily engaged  as a  radiopharmaceutical company and medical device manufacturer selling Volumex Test Kits used with its BVA Companion Analyzer. While Applicant is required under the Act to state in its financial statements that it is a registered investment company, Applicant’s periodic reports to stockholders and press releases have indicated that Applicant is a radiopharmaceutical company and medical device manufacturer selling Volumex Test Kits used with its BVA Companion Analyzer.  Similarly, Applicant’s website, www.daxor.com, represents that Applicant is a medical device manufacturer.  Upon deregistration, Applicant will issue a press release to stockholders indicating that it is an operating company, and will cease indicating in its financial statements that it is a registered investment company.
C. Activities of Directors, Officers and Employees
The primary activities of Applicant’s directors, officers, and employees, like Applicant’s historical development and public representations, indicate that Applicant is a radiopharmaceutical company and medical device manufacturer selling Volumex Test Kits used with its BVA Companion Analyzer. Applicant’s strategy and operations are managed by Michael Feldschuh, Applicant’s President, with the assistance of Applicant’s other officers and employees, and oversight by Applicant’s Board of Directors (the "Board").
The responsibility of the Board is to exercise corporate powers and to oversee management of the business of Applicant. The officers of the company are principally responsible for its operations. The company is not engaged in the business of investing, reinvesting, owning, holding or trading in securities. As such, the company has no investment adviser, administrator, affiliated brokerage, transfer agent or dividend reinvestment plan, dividend paying agent, non‑resident managers, or portfolio managers, and does not maintain a separate investment securities portfolio or custody arrangements characteristic of registered investment companies.
D. Applicant’s Present Assets
As of December 31, 2024 and June 30, 2025, Applicant’s assets consisted primarily of its radiopharmaceutical and medical device manufacturing operations, including its companion BVA Analyzer system and related Volumex® diagnostic products, intellectual property, manufacturing and research and development equipment, the Daxor Oak Ridge Operations facility in Oak Ridge, Tennessee, and cash and cash equivalents. Specifically, as of December 31, 2024 and June 30, 2025, in aggregate, Applicant’s investment securities represented approximately 3.11% and 1.10%, respectively, of Applicant’s total assets measured at fair value on an unconsolidated basis (exclusive of Government securities and cash items).
As of December 31, 2025, Applicant no longer held any investment securities. Applicant’s assets as of that date consisted of its medical device operations and related tangible and intangible assets, together with cash and cash equivalents and Government securities. Accordingly, as of December 31, 2025, zero percent (0%) of Applicant’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis consisted of investment securities.

All of Applicant’s assets have been valued in accordance with Section 2(a)(41) of the Act.  The nature of Applicant’s assets suggests it should no longer be registered as an investment company under the Act.
E. Applicant’s Present Income
For the year ended December 31, 2024, Applicant received dividends of $104,115 from its holdings of investment securities.  For the six months ended June 30, 2025, Applicant received dividends of $11,779 from its holdings of investment securities.  Further, for the six months ended June 30, 2025, on a consolidated basis, Applicant derived approximately 87.7% of its gross income from its medical device operations, and approximately 11.8% from realized gains from divestment of its holdings of investment securities, approximately 0.5% from dividends paid by its holdings of investment securities, and less than 1% from its cash items.
Applicant expects to continue to earn a substantial majority of its gross income from its radiopharmaceutical and medical device manufacturing operations. Further, Applicant expects that, having divested its holdings of investment securities by December 31, 2025, its income from investment securities will be de minimis or nonexistent on a going‑forward basis.
Applicant estimates, for fiscal 2025, on a consolidated basis, it derived approximately 89.2% of its gross income from its medical device operations, approximately 10.4% from realized gains from divestment of its holdings of investment securities, approximately 0.2% from dividends paid by its holdings of investment securities, and less than 1% from its cash items.
Applicant currently anticipates that, for fiscal 2026 and future fiscal years, on a consolidated basis, virtually all of its gross income will be derived from its medical device operations and less than 1% from its cash items, with no material income from investment securities.
Applicant presently earns a majority of its gross income from its radiopharmaceutical company and medical device manufacturing operations. Accordingly, the sources of Applicant’s present income suggest that it should no longer be registered as an investment company under the Act.
In light of the foregoing, Applicant’s historical development, public representations of policy, the activities of its directors, officers and employees, the nature of its present assets, and the sources of its present income all demonstrate that Applicant is primarily engaged in an operating business – a radiopharmaceutical company and medical device manufacturer – rather than in investing, reinvesting, owning, holding or trading in securities within the meaning of Section 3(a)(1)(A) of the Act.
Applicant has no present intention to engage primarily, directly or through any subsidiary, in the business of investing, reinvesting, owning, holding or trading in securities, and no present intention to acquire investment securities in amounts that would cause it to become an investment company within the meaning of Section 3 of the Act.
IV. FEDERAL TAX CONSIDERATIONS
It is anticipated that deregistration will have no unfavorable tax consequences to Applicant or its stockholders.  Applicant has not filed its tax returns on the basis that it qualified to be taxed as a “regulated investment company,” as that term is defined in the applicable provision of the Internal Revenue Code of 1986, as amended.  Instead, it has been taxed as a regular corporation and will continue to be taxed in the same manner after deregistration.

Applicant is subject to a second level of U.S Federal income tax on a portion of its income as a personal holding company (“PHC”) for U.S Federal income tax purposes. As a PHC in a given year, Applicant is subject to an additional PHC tax, currently 20%, on its undistributed PHC income, which generally includes its taxable income, subject to certain adjustments.  For the year ended December 31, 2024, more than 60% of Applicant’s adjusted gross income came from items defined as PHC income. Applicant incurred no liability for PHC for the year ended December 31, 2024 due to the net operating losses applied to realized gains incurred during the year.
V. APPLICABLE STATUTORY PROVISIONS
Since Applicant no longer is, proposes, or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities within the meaning of Section 3(a)(1)(A) of the Act, and no longer owns or proposes to acquire investment securities having a value exceeding forty percent (40%) of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis within the meaning of Section 3(a)(1)(C) of the Act, and in any event satisfies the conditions of Rule 3a-1 under the Act, Applicant has ceased to be an investment company within the meaning of Section 3 of the Act. Applicant further represents that, as of the filing date of this amended Application, Applicant continued to hold no investment securities, such that zero percent (0%) of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis consisted of investment securities, and Applicant reasonably anticipates that this will remain the case in the future, as it will hold funds pending use in its operating business in cash items or Government securities. Accordingly, Applicant hereby requests that the Commission issue an order pursuant to Section 8(f) of the Act declaring that Applicant has ceased to be an investment company.
A. Applicant is Not a Section 3(a)(1)(A) Investment Company
Applicant is not, and has not been, an investment company as defined in Section 3(a)(1)(A) of the Act, which provides that an “‘investment company’ means any issuer which ... is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” The Commission and courts have generally referred to the following factors in determining whether an issuer is primarily engaged in the business of investing and reinvesting in securities under Section 3(a)(1)(A): (i) the company’s historical development; (ii) its public representations of policy; (iii) the activity of its directors, officers, and employees; (iv) the nature of its present assets; and (v) the sources of its present income. While these factors were developed primarily in analyses under Section 3(b)(2) of the Act, they are equally applicable to analyses under Section 3(a)(1)(A).1
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1 Tonopah Mining Company Co., supra note 2; Certain Prima Facie Inv. Companies, Inv. Co. Act Release No. 10937, [1979-1980] Fed. Sec. L. Rep. (CCH) ¶ 82,465, n.24 (Nov. 13, 1979).

Each of the five factors as they relate to Applicant is discussed above in Section III of this Application. With respect to factors (i) and (ii), Applicant has clearly and consistently indicated to the public and its stockholders that it is an operating company. With respect to factor (iii), Mr. Feldschuh and Applicant’s other officers spend substantially all of the time that they devote to Applicant’s business on (a) overseeing and guiding the management of its radiopharmaceutical and medical device manufacturing operations and (b) conducting strategic review of Applicant’s radiopharmaceutical and medical device business in order to maximize its growth and operations. As of December 31, 2025, Applicant no longer held any investment securities, and Mr. Feldschuh no longer spends time evaluating or managing investment securities on behalf of Applicant. To the extent Applicant invests surplus cash pending use in its operating business, such amounts may be held in cash items or invested in Government securities. Applicant’s other officers spend no time engaged in evaluating or managing investment securities, and Applicant’s Board spends essentially all of its time overseeing the company’s radiopharmaceutical and medical device business operations, with only such limited attention as may be necessary to review the management of cash, cash equivalents and Government securities incidental to Applicant’s operating business.
With respect to factors (iv) and (v), Applicant’s assets and income are primarily attributable to its radiopharmaceutical and medical device manufacturing operations, together with cash, cash equivalents and Government securities held pending use in the operating business. As previously noted, as of December 31, 2025, Applicant held no investment securities, and zero percent (0%) of the value of Applicant’s total assets (exclusive of Government securities and cash items) consisted of investment securities. Applicant’s income is primarily derived from its medical device operations, and Applicant does not expect to derive any material income from investment securities on a going-forward basis. Any income not derived from operations is expected to arise only from cash items or Government securities held for capital preservation and liquidity purposes incidental to the conduct of Applicant’s operating business.
Since Applicant does not hold itself out as being engaged primarily in, and does not propose in the future to engage primarily in, the business of investing, reinvesting, or trading in securities, and since any investments it may hold will be limited to cash items and Government securities incidental to its operating business, Applicant submits that it is not an investment company under Section 3(a)(1)(A) of the Act. Applicant has no present intention to engage primarily, directly or through any subsidiary, in the business of investing, reinvesting, owning, holding or trading in securities, and no present intention to acquire investment securities in amounts that would cause it to become an investment company within the meaning of Section 3 of the Act.
B. Applicant is Not a Section 3(a)(1)(C) Investment Company
Applicant is not an investment company as defined in Section 3(a)(1)(C) of the Act. Section 3(a)(1)(C) defines an investment company, in relevant part, as any issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” Section 3(a)(2) of the Act provides, in relevant part, that “investment securities” includes all securities except Government securities, securities issued by employees’ securities companies, and securities issued by majority-owned subsidiaries of the owner which are not investment companies and are not relying on the exclusions provided by Sections 3(c)(1) or 3(c)(7) of the Act.
Applicant also is not a special situation investment company within the meaning of Rule 3a-1. Applicant has not sought to secure control of other companies primarily for the purpose of making a profit in the sale of their securities, and it has no intention to engage in such activities. Any recent sales of equity securities described in this Application were undertaken solely as part of Applicant’s disposition of legacy investment holdings that had historically been maintained to preserve capital and generate income to support Applicant’s operating business during earlier stages of development. Those divestments were tied to Applicant’s historical circumstances and transition away from reliance on an investment portfolio, and do not reflect an ongoing strategy of acquiring and selling businesses or securities for profit. Applicant’s management, Board, public disclosures, assets and income are focused on Applicant’s radiopharmaceutical and medical device manufacturing business, and, as of December 31, 2025, and as of the date of the filing of this amended Application, Applicant held no investment securities.

Applicant does not satisfy the 40% asset test under Section 3(a)(1)(C). Applicant has reviewed its assets on an unconsolidated basis, with values determined in accordance with Section 2(a)(41) of the Act, and has concluded that, as of the relevant dates discussed in this Application, the value of Applicant’s investment securities did not exceed 40% of the value of Applicant’s total assets, exclusive of Government securities and cash items. Specifically, as of December 31, 2024 and June 30, 2025, Applicant’s investment securities represented approximately 3.11% and 1.10%, respectively, of Applicant’s total assets measured at fair value on an unconsolidated basis, exclusive of Government securities and cash items. As of December 31, 2025, Applicant held no investment securities, and accordingly zero percent (0%) of the value of Applicant’s total assets, exclusive of Government securities and cash items, consisted of investment securities.
Applicant further represents that the statement that it holds no investment securities, as of December 31, 2025, remained correct as of the filing date of this amended Application. Applicant reasonably anticipates that this will remain the case in the future and does not currently expect to acquire investment securities. Applicant will hold funds pending use in its operating business in cash items, cash equivalents or Government securities for liquidity and capital preservation purposes incidental to the conduct of its operating business.
Applicant’s assets as of those dates consisted primarily of assets used in, or held for use in, its radiopharmaceutical and medical device manufacturing business, including its companion BVA Analyzer system and related Volumex® diagnostic products, intellectual property, manufacturing and research and development equipment, the Daxor Oak Ridge Operations facility in Oak Ridge, Tennessee, and cash and cash equivalents. As of December 31, 2025, and as of the date of filing this amended Application, Applicant’s assets consisted of its operating business assets, together with cash, cash equivalents and Government securities, and no investment securities. Accordingly, Applicant does not own, and does not propose to acquire, investment securities having a value exceeding 40% of the value of its total assets, exclusive of Government securities and cash items, on an unconsolidated basis.
Applicant therefore is not an investment company under Section 3(a)(1)(C) of the Act.
In addition, and without conceding that reliance on Rule 3a-1 is necessary, Applicant believes that it also satisfies the conditions of Rule 3a-1 under the Act. Rule 3a-1 provides a non-exclusive safe harbor from investment company status under Section 3(a)(1)(C) for an issuer that satisfies certain asset and income limitations and that is not an investment company under Section 3(a)(1)(A) or Section 3(a)(1)(B) of the Act and is not a special situation investment company.
As of June 30, 2025, Applicant’s investment securities represented approximately 1.10% of Applicant’s total assets measured at fair value on an unconsolidated basis, exclusive of Government securities and cash items, which is well below the 45% asset limitation set forth in Rule 3a-1. Applicant’s income composition also was below the applicable Rule 3a-1 threshold. For the six months ended June 30, 2025, on a consolidated basis, Applicant derived approximately 87.7% of its gross income from its medical device operations, approximately 11.8% from realized gains from divestment of its holdings of investment securities, approximately 0.5% from dividends paid by its holdings of investment securities, and less than 1% from cash items. Applicant estimates that, for fiscal 2025, on a consolidated basis, it derived approximately 89.2% of its gross income from its medical device operations, approximately 10.4% from realized gains from divestment of its holdings of investment securities, approximately 0.2% from dividends paid by its holdings of investment securities, and less than 1% from cash items. As of December 31, 2025, and as of the date of filing this amended Application, Applicant held no investment securities.

Applicant also satisfies the other conditions of Rule 3a-1. As discussed in Section V.A of this Application, Applicant is not an investment company under Section 3(a)(1)(A) or Section 3(a)(1)(B) of the Act and is not a special situation investment company. Applicant is not engaged, and does not propose to engage, in the business of issuing face-amount certificates of the installment type, has not been engaged in such business, and has no such certificates outstanding. To the extent applicable under Rule 3a-1(c), the relevant percentages have been determined in a manner consistent with the requirements of the Rule, including consolidation of wholly-owned subsidiaries where required.
Accordingly, even if Rule 3a-1 were necessary to Applicant’s analysis, Applicant believes that it would satisfy that Rule as well. Applicant’s principal position, however, is that it is not an investment company under the express terms of Section 3(a)(1)(C) itself because it does not meet the statutory 40% test and, as of December 31, 2025, and as of the date of filing this amended Application, held no investment securities.
Accordingly, based on the foregoing authority, we urge the Commission to conclude that Applicant is no longer an investment company under Section 3(a)(1)(C) of the Act.
VI. HARDSHIP FOR CONTINUED COMPLIANCE
Continued compliance with the Act would present an undue hardship to Applicant.  By design, the Act is not intended to regulate operating companies and, as such, contains many proscriptions and limitations with respect to activities normally within the scope of an operating company’s business, operations, and financial viability.  Examples include a general prohibition on the granting of warrants, and requirements to obtain stockholder approval prior to issuing securities at less than the net asset value per share.  In addition, the limitations imposed by Section 18 of the Act on Applicant’s capital structure could constrain Applicant’s ability to borrow and otherwise manage its capital structure in ways that the Board believes are prudent and reasonable for an operating company but are prohibited for a registered investment company.  Such restrictions present significant obstacles to capital raising activities in which Applicant would otherwise participate if it were not for its status as a registered investment company.  Further, the prohibitions of Section 17 of the Act on transactions with affiliates, together with Section 23(a) of the Act, also present an obstacle to Applicant by effectively prohibiting many types of incentive-based compensation the Board considers to be reasonable and necessary to attract and retain the best qualified persons to manage Applicant’s business. These burdens are particularly inappropriate for Applicant now that it holds no investment securities and operates exclusively as an operating medical device company.
Applicant has no outstanding senior securities issued under Section 18 of the Act, and any future borrowings or issuances of securities will be undertaken in compliance with requirements applicable to operating companies rather than those applicable to registered investment companies under the Act.

VII. CONCLUSION
Applicant is no longer an investment company by virtue of the fact that Section 3(a)(1)(A) is not applicable to Applicant. As of December 31, 2025, Applicant held no investment securities, and Applicant continued to hold no investment securities as of the filing date of this amended Application. Accordingly zero percent (0%) of the value of Applicant’s total assets has consisted of investment securities since December 31, 2025. Applicant reasonably anticipates that this will remain the case in the future, as it will hold funds pending use in its operating business in cash items or Government securities. Further, Applicant is primarily engaged as  a radiopharmaceutical company and manufacturing of medical devices. Applicant fully intends to continue to manage its assets and income in a manner that causes Applicant to continue to be excluded from the definition of an investment company under the Act.  Accordingly, for the reasons set forth above, Applicant asserts that it satisfies the standards for an exemptive order under Section 8(f) of the Act.
Applicant is currently registered under the Exchange Act and, subject to the entry of the order requested by this Application, Applicant will file its subsequent reports as an operating company under the Exchange Act, including annual reports on Form 10‑K, quarterly reports on Form 10‑Q, and current reports on Form 8‑K, as applicable.

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AUTHORITY TO FILE THIS APPLICATION
Pursuant to Rule 0-2(c) under the Act, Applicant states that the Board, by resolution duly adopted and attached hereto as Exhibit A, has authorized certain officers of Applicant to prepare, or cause to be prepared, and to execute and file with the Commission, this Application.
The verification required by Rule 0-2(d) under the Act is attached hereto as Exhibit B.  All other requirements for the execution and filing of this Application in the name of, and on behalf of, Applicant by the undersigned officer of Applicant have been complied with and such officer is fully authorized to do so.
Pursuant to Rule 0-2(f) under the Act, Applicant states that its address is 109 Meco Lane, Oak Ridge, TN 37830, and Applicant further states that all communications or questions concerning this Application or any amendment thereto should be directed to Robert J. Michel, Chief Financial Officer, Daxor Corporation, 109 Meco Lane, Oak Ridge, TN 37830.
It is desired that the Commission issue an Order pursuant to Rule 0-5 under the Act without a hearing being held.  Applicant has caused this Application to be duly signed on its behalf on the date and year set forth below.
DAXOR CORPORATION

By:	/s/ Robert J. Michel
Robert J. Michel Chief Financial Officer

Dated:	June 17, 2026

INDEX TO EXHIBITS
Exhibit A Authorization - Board of Directors Resolution as Required by Rule 0-2(c)
Exhibit B Verification, as Required by Rule 0-2(d)

Exhibit A
AUTHORIZATION
Secretary’s Certificate of Board of Directors Resolution
I, Robert J. Michel, hereby state that I am the duly elected Secretary of Daxor Corporation (the “Company”), and as said Secretary do hereby certify that the following is a resolution duly adopted by the Board of Directors of the Company and that said resolution has not been amended or modified and is in full force and effect:
RESOLVED, that the appropriate officers of the Company, in consultation with counsel, be, and they hereby are, authorized to prepare and file an application with the Securities and Exchange Commission for an order under Section 8(f) of the Investment Company Act of 1940, as amended, declaring that the Company has ceased to be an investment company and terminating its registration under the Investment Company Act of 1940, as amended, and any amendments thereto.

FURTHER RESOLVED, that the appropriate officers of the Company be and hereby are authorized and directed to take such other actions and execute such documents as they shall, upon advice of counsel, determine to be necessary or advisable to effect the foregoing resolution.

/s/ Robert J. Michel
Robert J. Michel
Secretary

June 17, 2026

Exhibit B
VERIFICATION
The undersigned being duly sworn deposes and says that he has duly executed the attached Application dated June 17, 2026 for and on behalf of Daxor Corporation; that he is the Chief Financial Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert J. Michel
Robert J. Michel
Secretary

June 17, 2026